Exhibit 1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES SEVEN YEAR
RECORD IN OPERATING PROFIT AND REMOVAL OF 'GOING CONCERN'
PARAGRAPH IN AUDITOR'S REPORT
------

Annual Revenues of $5.6 million –Operating Profit of $1.1 million

Caesarea, Israel, April 30, 2012 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global  provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the twelve month period ending December  31, 2011.

2011 yearly Results:
Revenues for the year 2011 were approximately $5.6 million, representing an increase of 43.6% compared to $3.9 million in 2010.

Gross profit on a GAAP basis was approximately $3.6 million, representing 64.3% of revenues, compared to $1.9 million for 2010. Gross margins increased mainly due to the increase in revenues and the reorganization of the Company which occurred in June 2010, and which took full effect in 2011.

Operating profit on a GAAP basis was approximately $1.1 million compared with an operating loss of approximately $200 thousand in 2010.

Net profit on a GAAP basis for 2011 was approximately $1.1 million, compared to approximately $2.6 million in 2010, which result in 2010, was due to the disposal of a discontinued operation.

Sam Cohen, CEO of EVS commented, “Achieving such substantial profits is an extremely positive sign, especially given our significant investments in R&D and marketing in 2011.  Our firm belief in the company’s core competencies paid big dividends in 2011 with sales of more than $5.6M."

Mr. Cohen continued, "We have recently launched the two most innovative products in our company’s history, with more planned in the coming year.  Our R&D efforts are producing products today that were thought to be impossible by most in the industry.  Along with these technological achievements, 2011 also brought the first of what we believe will be several MOU agreements with major manufacturers of knitting, weaving, and nonwoven products.

"However, arguably our cornerstone achievement for this past year was the removal of the going concern paragraph from our financial reports. This achievement was a high priority for EVS, and it validates our current strength and future outlook”, concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2011
IN U.S. DOLLARS

	Dec-31
	2011	2010
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	730	547
Restricted deposits	90	32
Accounts receivable:
Trade	793	237
Other	121	70
Inventories	476	475

Total current assets	2,210	1,361

LONG-TERM RECEIVABLES:

Severance pay fund	221	144
Other long-term receivables	225	271
Total long-term receivables	446	415

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	50	50

OTHER ASSETS -
Goodwill	242	242

Total assets	2,948	2,068

	Dec-31
	2011	2010
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	190	170
Current Maturities of Loan from Shareholer and Other	361	270
Accounts payable:
Trade	437	564
Deferred revenues	498	201
Other	411	383

Total current liabilities	1,897	1,588

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	1,024	1,227
Loans and other liabilities (net of current maturities)	509	681
Loan from shareholder (net of current maturities)	100	139
Other Long Terms liabilities	862	1,043
Accrued severance pay	241	199
Total long-term liabilities	2,736	3,289
Total liabilities	4,633	4,877

SHAREHOLDERS’ EQUITY	(1,685)	(2,809)

Total liabilities and shareholders’ equity	2,948	2,068

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2011
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2011	2010	2011	2010
	U.S. dollars in thousands (except per share data)

REVENUES	5,645	3,912	1,411	1,679

COST OF REVENUES	2,020	1,960	519	689

GROSS PROFIT	3,625	1,952	892	990

RESEARCH AND DEVELOPMENT
EXPENSES – net	643	494	174	140
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,244	921	344	293
General and administrative	656	802	141	143

OPERATING (LOSS) INCOME	1,082	(265)	233	414

FINANCIAL (EXPENSES) INCOME - net	31	(291)	19	(78)

OTHER EXPENSES – net	(24)	(307)	(22)	(14)
INCOME (LOSS) BEFORE TAXES ON INCOME	1,089	(863)	230	322

TAXES ON INCOME	-	-	-	-
INCOME (LOSS) FOR THE PERIOD BEFOR DISCONTINUED OPERATION	1,089	(863)	230	322

INCOME (LOSS) OF OPERATION OF DISCONTINUED COMPONENTS	-	(1,946)	-	-
NET PROFIT FROM DESPOSILE OF DISCONTINUED OPERATION	-	5,436	-	-

INCOME (LOSS) FOR THE PERIOD	1,089	2,627	230	322

PROFIT PER SHARE BASIC	0.016	0.012	0.003	0.005
PROFIT PER SHARE DILUTED	0.015	0.012	0.003	0.005
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF PROFIT PER
SHARE:
BASIC (IN THOUSANDS)	69,523	69,653	69,523	69,523
DILUTED (IN THOUSANDS)	71,309	69,741	71,347	69,741